SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: November 2015

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director Declaration dated 19 October 2015
Enclosure 2	Director/PDMR Shareholding dated 30 October 2015
Enclosure 3	Total Voting Rights dated 30 October 2015
Enclosure 4	Director/PDMR Shareholding dated 02 November 2015
Enclosure 5	Director/PDMR Shareholding dated 03 November 2015
Enclosure 6	Transaction in Own Shares dated 09 November 2015
Enclosure 7	Transaction in Own Shares dated 09 November 2015
Enclosure 8	Transaction in Own Shares dated 10 November 2015
Enclosure 9	Transaction in Own Shares dated 11 November 2015
Enclosure 10	Transaction in Own Shares dated 12 November 2015
Enclosure 11	Transaction in Own Shares dated 13 November 2015
Enclosure 12	Transaction in Own Shares dated 16 November 2015
Enclosure 13	Transaction in Own Shares dated 17 November 2015
Enclosure 14	Transaction in Own Shares dated 18 November 2015
Enclosure 15	Transaction in Own Shares dated 19 November 2015
Enclosure 16	Transaction in Own Shares dated 20 November 2015
Enclosure 17	Transaction in Own Shares dated 23 November 2015
Enclosure 18	Transaction in Own Shares dated 24 November 2015
Enclosure 19	Transaction in Own Shares dated 25 November 2015
Enclosure 20	Transaction in Own Shares dated 27 November 2015
Enclosure 21	Total Voting Rights dated 30 November 2015
Enclosure 22	Transaction in Own Shares dated 30 November 2015

Enclosure 1

19 October 2015

BT GROUP plc

Notification under Listing Rule 9.6.14(2)

Details of an additional directorship of a current director

BT Group plc (the Company) announces that Sir Michael Rake, Chairman of the Company, is non-executive Chairman of Worldpay Group plc, which, with effect from 16 October 2015, has been admitted to the Official List and to trading on the London Stock Exchange.

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SALE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them?

TONY CHANMUGAM

8 State the nature of the transaction

SALE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

80,000 shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

470 pence

14. Date and place of transaction

30 OCTOBER 2015, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM
PERSONAL HOLDING: 465,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:        334,706 SHARES
BT GROUP INCENTIVE SHARE PLAN:      1,258,427 SHARES

16. Date issuer informed of transaction

30 OCTOBER 2015, UK

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

30 OCTOBER 2015, UK

END

Enclosure 3

Friday 30 October 2015

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 October 2015 its capital consisted of 8,373,227,252 ordinary shares with voting rights. On that date, BT Group plc held 806,892 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,372,420,270.

The above figure (8,372,420,270) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

 N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TONY CHANMUGAM

8 State the nature of the transaction

TRANSFER OF SHARES FOR NIL CONSIDERATION TO A CHARITABLE TRUST - THE FARS CHANMUGAM CHARITABLE TRUST

TRANSFER OF SHARES FOR NIL CONSIDERATION TO FRANCES CHANMUGAM.

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

20,000 shares to the FARS Chanmugam Charitable Trust

20,000 shares to Frances Chanmugam

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

30 OCTOBER 2015, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM
PERSONAL HOLDING: 445,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      334,706 SHARES
BT GROUP INCENTIVE SHARE PLAN:      1,258,427 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

16. Date issuer informed of transaction

30 OCTOBER 2015, UK

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

2 NOVEMBER 2015, UK

END

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

MICHAEL INGLIS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TD Direct Investing

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

1,200 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

464.4 PENCE PER SHARE

14. Date and place of transaction

2 NOVEMBER 2015

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,200 ORDINARY SHARES

16. Date issuer informed of transaction

2 NOVEMBER 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

3 NOVEMBER 2015

END

Enclosure 6

9 November 2015

BT GROUP PLC

TRANSACTIONS IN OWN SHARES

BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase up to £35 million worth of ordinary shares to be held as treasury shares, during the period beginning on 9 November 2015 and ending on or before 4 December 2015.  This forms part of the previously announced annual share buyback of around £300m, to help offset the dilutive effect of maturing all-employee share plans.

This buyback programme will be managed by Merrill Lynch International, who are an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

Contacts:

Investor relations:
Damien Maltarp                                                                       Tel: 020 7356 4909

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

- : Ends : -

Enclosure 7

9 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 9 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 461.6920 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 1,056,430 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,372,170,822.

The above figure (8,372,170,822) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

10 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 10 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 466.4690 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 1,266,792 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,371,960,460.

The above figure (8,371,960,460) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

11 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 11 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 473.1284 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 1,666,792 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,371,560,460.

The above figure (8,371,560,460) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 10
12 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 12 November 2015 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 482.4295 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 1,966,792 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,371,260,460.

The above figure (8,371,260,460) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

13 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 13 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 476.2639 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 2,366,792 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,370,860,460.

The above figure (8,370,860,460) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

16 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 16 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 474.3220 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 2,766,792 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,370,460,460.

The above figure (8,370,460,460) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

17 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 17 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 488.6594 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 3,073,718 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,370,153,534.

The above figure (8,370,153,534) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 14

18 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 18 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 487.7258 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 3,473,718 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,369,753,534.

The above figure (8,369,753,534) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 15

19 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 19 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 489.6990 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 3,873,718 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,369,353,534.

The above figure (8,369,353,534) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 16

20 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 20 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 491.9920 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 4,273,718 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,368,953,534.

The above figure (8,368,953,534) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 17

23 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 23 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 488.5928 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 4,673,718 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,368,553,534.

The above figure (8,368,553,534) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 18

24 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 24 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 486.3488 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 5,073,718 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,368,153,534.

The above figure (8,368,153,534) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 19

25 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 25 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 488.2943 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 5,375,434 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,367,851,818.

The above figure (8,367,851,818) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 20

27 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 27 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 498.6241 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 5,775,434 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,367,451,818.

The above figure (8,367,451,818) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 21

Monday 30 November 2015

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 November 2015 its capital consisted of 8,373,227,252 ordinary shares with voting rights. On that date, BT Group plc held 5,775,434 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,367,451,818.

The above figure (8,367,451,818) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 22

30 November 2015

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 30 November 2015 it purchased from Merrill Lynch International 400,000 ordinary shares at an average price of 499.6509 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 6,175,434 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,367,051,818.

The above figure (8,367,051,818) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.